TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS	1
NOTE REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION	2
EXCHANGE RATE INFORMATION	3
DEFINITIONS	3
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	4
DESCRIPTION OF THE BUSINESS	5
North America	5
Canada	6
United States	9
Landholdings, Production and Producing Wells	9
International	10
North Sea	10
Southeast Asia	14
Algeria	17
Trinidad	18
Colombia	19
Qatar	19
Other	19
Productive Wells and Acreage	20
Drilling Activity	21
Reserves Estimates	24
Additional Information	26
Risks and Uncertainties	26
Competitive Conditions	26
Environmental Protection	26
Employees	26
SELECTED CONSOLIDATED FINANCIAL INFORMATION	27
Annual Information	27
Dividends	27
MANAGEMENT’S DISCUSSION AND ANALYSIS	28
MARKET FOR THE SECURITIES OF THE COMPANY	28
DIRECTORS AND OFFICERS	28
Directors	28
Officers	30
Shareholdings of Directors and Officers	30
ADDITIONAL INFORMATION	31
SCHEDULE A — REPORT ON RESERVES DATA BY TALISMAN’S INTERNAL QUALIFIED RESERVES EVALUATOR	32
SCHEDULE B — REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE	33

FORWARD LOOKING STATEMENTS

This Annual Information Form contains or incorporates by reference statements that constitute “forward-looking statements” within the meaning of the United States (“U.S.”) Private Securities Litigation Reform Act of 1995.

Identifying forward-looking statements

Forward-looking statements are included throughout this Annual Information Form including, among other places, under the headings “General Development of the Business” and “Description of the Business” and in the “Management’s Discussion and Analysis”, incorporated herein by reference. These statements include, among others, statements regarding:

  business strategy and plans or budgets,
  outlook for oil and gas prices,
  estimates of future sales, production and operations or financial performance, business plans for drilling, exploration and development,
  the estimated amounts and timing of capital expenditures,
  estimates of operating costs,
  anticipated future debt levels,
  royalty rates and exchange rates,
  the merits or anticipated outcome of pending litigation, and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Statements concerning oil and gas reserves contained in this Annual Information Form under the headings “Description of the Business —Reserves Estimates” and elsewhere may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled” or “positioned”, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Material factors that could cause actual results to differ materially from those in forward-looking statements

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman Energy Inc. (“Talisman” or the “Company”) and described in the forward-looking statements. These risks and uncertainties include:

  the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
  risks and uncertainties involving geology of oil and gas deposits;
  the uncertainty of reserves estimates and reserves life;
  the uncertainty of estimates and projections relating to production, costs and expenses;
  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
  fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
  health, safety and environmental risks;
  uncertainties as to the availability and cost of financing;
  uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and the difficulties in predicting the decisions of judges and juries;
  risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action); general economic conditions;
  the effect of acts of, or actions against international terrorism; and
  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

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We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included under the headings “Risks and Uncertainties” and “Sensitivities” in the Management’s Discussion and Analysis, in the Report on Reserves Data by Talisman’s Internal Qualified Reserves Evaluator and the Report of Management and Directors on Oil and Gas Disclosure, attached as schedules to this Annual Information Form and elsewhere in this Annual Information Form. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (the “SEC”).

No obligation to update forward-looking statements

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

NOTE REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION

In 2003, the securities regulatory authorities in Canada (other than Quebec) adopted National Instrument 51-101 (“NI 51-101”),which imposes new oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. NI 51-101 and its companion policy specifically contemplate the granting of exemptions from some of the disclosure standards prescribed by NI 51-101 to companies that are active in the United States capital markets to permit the substitution of the disclosures required by the SEC rules in order to provide for comparability of oil and gas disclosure with that provided by U.S. and other international issuers. Talisman has obtained an exemption from Canadian securities regulatory authorities to permit it to provide disclosure in accordance with the relevant U.S. requirements. Accordingly, most of the reserves data and other oil and gas information included or incorporated by reference in this Annual Information Form is disclosed in accordance with U.S. disclosure requirements. Such information, as well as the information that Talisman discloses in the future in reliance on the exemption, may differ from the corresponding information prepared in accordance with NI 51-101 standards.

The primary differences between the U.S. requirements and the NI 51-101 requirements are that (i) SEC rules require disclosure only of proved reserves, whereas NI 51-101 requires disclosure of proved and probable reserves, and (ii) SEC rules require that the reserves and future net revenue be estimated under existing economic and operating conditions, whereas NI 51-101 requires disclosure of proved reserves and the associated future net revenue on a constant basis, and of proved, probable and proved plus probable reserves and the associated future net revenue on a forecast basis. The definitions of proved reserves differ, but Talisman does not believe that the differences in the definitions would result in any material difference in its reserves estimates for that category. The Canadian Oil and Gas Evaluation Handbook (the reference source for the definition of proved reserves under NI 51-101) states that the differences in the estimated proved reserves quantities based on constant prices should not be material.

Talisman has disclosed proved reserves (including continuity of reserves) using the standards contained in U.S. Regulation S-X and the standardized measure of discounted future net cash flows from proved reserves determined in accordance with Statement No. 69 of the U.S. Financial Accounting Standards Board. In addition, notwithstanding that Talisman is not required to disclose probable reserves, it has done so using the definition for probable reserves set out by the Society of Petroleum Engineers/World Petroleum Congress (“SPE/WPC”). Talisman does not believe that the differences in the SPE/WPC and NI 51-101 definitions of probable reserves would result in any material difference in its estimates of probable reserves disclosed in this Annual Information Form.

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EXCHANGE RATE INFORMATION

Except where otherwise indicated, in this Annual Information Form all dollar amounts are stated in Canadian dollars. The following table sets forth the U.S./Canada exchange rates on the last day of the years indicated. The high, low and average exchange rates for each year were identified or calculated from spot rates in effect on each trading day during the relevant year. The exchange rates shown are expressed as the number of U.S. dollars required to purchase one Canadian dollar. These exchange rates are based on those published on the Bank of Canada’s website as being in effect at approximately noon on each trading day (the “Bank of Canada noon rate”).

DEFINITIONS
The abbreviations set forth below have the following meanings:

bbls	barrels
bbls/d	barrels per day
mbbls	thousand barrels
mmbbls	million barrels
mcf	thousand cubic feet
mmcf/d	million cubic feet per day
boe	barrels of oil equivalent
liquids or NGLs	natural gas liquids

Natural gas is converted to oil equivalent at the ratio of 6 mcf to 1 boe. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6:1 is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Gross acres means the total number of acres in which Talisman has an interest. These figures include lands in respect of which the Company has royalty interests and net carried interests. Net acres means the number of acres obtained by multiplying the gross acres in each property by Talisman’s percentage working interest. Net acres do not include lands in respect of which the Company has royalty interests and net carried interests.

Gross production means Talisman’s working interest in production volumes before the deduction of royalties. Net production means Talisman’s working interest in production volumes after deduction of royalties.

Gross wells means the total number of wells in which the Company has a working interest. Net wells means the aggregate of the percentage working interest of each of the gross wells.

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CORPORATE STRUCTURE

Talisman is amalgamated under the Canada Business Corporations Act. The Company’s registered and principal office is located at Suite 3400, 888 Third Street S.W., Calgary, Alberta T2P 5C5.

The following table sets forth the material operating subsidiaries owned directly or indirectly by Talisman, their jurisdictions of incorporation and the percentage of voting securities beneficially owned by Talisman as at December 31, 2003.

	Jurisdiction of	Percentage of Voting
Name	Incorporation	Securities Owned[1]
Talisman Energy (UK) Limited	England	100%
Talisman North Sea Limited	England	100%
Talisman (Corridor) Ltd.	Barbados	100%
Petromet Resources Limited	Ontario, Canada	100%
Fortuna Energy Inc.	Delaware, U.S.	100%
Talisman Malaysia Limited	Barbados	100%

Note:

1 With the exception of Talisman Energy (UK) Limited and Talisman (Corridor) Ltd., none of the above subsidiaries has any non-voting securities outstanding. All of the non-voting securities of Talisman Energy (UK) Limited and Talisman (Corridor) Ltd. are directly or indirectly held by Talisman.

Unless the context indicates otherwise, a reference in this Annual Information Form to “Talisman” or the “Company” includes direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries.

Effective June 1, 2001, Talisman Energy Inc. and Petromet Resources Limited (“Petromet”), an indirect subsidiary of Talisman, formed an Alberta general partnership named Talisman Energy Canada (the “Partnership”). Talisman is the managing partner of the Partnership. Talisman and Petromet contributed to the Partnership substantially all of their oil and gas assets located in Canada, including their interests in the facilities for processing, treating, storing and transporting the production from such assets. Since that date, substantially all of Talisman’s and Petromet’s Canadian oil and gas operations have been carried on through the Partnership.

The above table does not include all of the subsidiaries of Talisman. The assets and revenues of unnamed operating subsidiaries, in the aggregate, did not exceed 20% of the total consolidated assets or total consolidated operating revenues, respectively, of Talisman as at, and for the year ended, December 31, 2003.

GENERAL DEVELOPMENT OF THE BUSINESS

Talisman is an independent, Canadian based, international upstream oil and gas company whose main business activities include exploration, development, production and marketing of crude oil, natural gas and natural gas liquids. The Company’s reporting segments are North America, the North Sea, Southeast Asia and Algeria, where there are ongoing production, development and exploration activities. Sudan is also a reporting segment for Talisman, although the Company sold its indirectly held interest in Sudan in 2003. The Company is active in a number of other international areas, including Trinidad, Colombia and Qatar.

During the past three years, Talisman has developed its business and diversified its interests through a combination of exploration, development, acquisitions and dispositions.

In May 2001, Talisman, through a direct wholly owned subsidiary, acquired the outstanding shares of Petromet. The Petromet assets added an extensive land base with complementary infrastructures around Talisman’s growing Edson area in central Alberta, as well as gas volumes produced at lower operating costs and a large number of development opportunities.

In August 2001, Talisman, through a direct wholly owned subsidiary, acquired Lundin Oil AB (“Lundin Oil”), a Swedish company with international oil and gas activities. The acquisition of Lundin Oil (which has been renamed Talisman Energy Sweden AB) provided Talisman with a new core area in Malaysia and Vietnam, additional interests in the North Sea and interests in Papua New Guinea.

In 2001, Talisman participated in major oil and gas discoveries offshore Trinidad. In 2002, Talisman expanded its interests both offshore and onshore Trinidad. In 2003, the Company began the Angostura development project, which is scheduled to continue through 2004 on offshore Block 2(c).

In May 2002, a consortium in which Talisman is a member was awarded Block 46/02, a three million acre exploration block offshore Vietnam. The award represented a key step in Talisman’s strategy to grow its Vietnam/Malaysia business. In 2003, the Company began exploration drilling on this block. Also in 2003, the Company completed the PM-3 Commercial Arrangement Area (“PM-3 CAA”) Phase 2/3 Development Project offshore Malaysia/Vietnam. Production began in September.

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In October 2002, one of Talisman’s indirect wholly owned subsidiaries acquired the producing Trenton-Black River natural gas assets and additional undeveloped lands of Fairman Drilling Company, FDC Venture 15, LP, East Resources, Inc. and ABARTA Oil & Gas Co., Inc. located in New York State. In January 2003, Talisman’s indirect wholly owned subsidiary acquired additional natural gas properties, working interests, production and facilities relating to the Trenton-Black River play in New York State from Pennsylvania General Electric and Columbia Natural Resources. Through these acquisitions, the subsidiary broadened its exploration and development program in the area.

In March 2003, Talisman completed the sale of its indirect interest in the Greater Nile Oil Project in Sudan to ONGC Videsh Limited, a subsidiary of India’s national oil company. An indirect subsidiary of Talisman had held a 25% interest in the Greater Nile Oil Project, which had been acquired in 1998. Additional information regarding the sale of the Sudan operations is contained in note 17 to the Company’s audited consolidated financial statements for the year ended December 31, 2003 and in the Company’s Management Discussion and Analysis incorporated herein by reference.

In September 2003, one of Talisman’s indirect wholly owned subsidiaries acquired the operated interests and associated assets of BP Norge AS in the Gyda field of the Norwegian North Sea. In August 2003, a Talisman subsidiary was awarded four new exploration blocks in the UK North Sea, and later in the year another Talisman subsidiary was awarded two additional licenses in the Norwegian sector of the North Sea. This new acreage advances the Company’s position in the area.

In July 2003, Talisman acquired various midstream assets in the Deep Basin area of northwestern Alberta when it purchased Vista Midstream Solutions Ltd. This strategic acquisition enhanced Talisman’s ability to control its production, timing and costs in a highly competitive area.

Talisman continually investigates strategic acquisitions, dispositions and other business opportunities, some of which may be material. In connection with any such transaction, the Company may incur debt or issue equity securities.

DESCRIPTION OF THE BUSINESS

Talisman is one of the largest independent oil and gas producers in Canada. The Company’s main business activities include exploration, development, production and marketing of crude oil, natural gas and natural gas liquids. Each of Talisman’s current areas of operations has substantial exploration and development potential, which Talisman expects will provide for future growth.

North America

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Talisman’s large North American gas business generates significant excess cash that is reinvested for growth both in Canada and abroad. In Canada, the Company’s strategy is to continue natural gas exploration and development by focusing on deeper portions of the Western Canada Sedimentary Basin. Utilization of existing infrastructure and a high level of operatorship enable Talisman to maintain control over costs, production and capital spending. Talisman’s diverse Canadian portfolio permits flexibility in responding to changing economic conditions. The Company’s production growth has been achieved through drilling activities as well as through corporate and property acquisitions.

The Company focuses on divesting its non-strategic assets and acquiring producing properties complementary to existing core areas. Exploration and development activities have shifted to core gas properties to take advantage of Talisman’s expertise in medium to deep areas of the basin. The focus of this activity will continue in the Greater Arch, Deep Basin, Alberta Foothills, Southern Alberta Foothills (formerly Turner Valley), Edson and Monkman areas.

Talisman’s domestic exploration and development operations are organized around 14 core producing areas in Alberta, British Columbia, Ontario and Saskatchewan, which accounted for 89% of the Company’s domestic production in 2003. The balance comprises production from joint venture properties and synthetic oil production from Talisman’s indirect interest in the Syncrude joint venture. Of the 14 core areas, eight are dominated by gas production, namely: Greater Arch, Deep Basin, Alberta Foothills, Edson area (Edson, West Whitecourt and Bigstone/Wild River), Lac La Biche, Northern Plains, Monkman and Ontario offshore. Six core areas are dominated by oil production, namely: Chauvin, Carlyle, Central Alberta, Ontario onshore, Shaunavon and Southern Alberta Foothills (formerly Turner Valley). Within its core areas, Talisman operates approximately 81% of its production with high working interests in a large number of facilities.

Seven of the more active core properties accounted for approximately 72% of the Company’s total domestic production in 2003: Greater Arch, Deep Basin, Alberta Foothills, Edson area, Monkman, Ontario (onshore and offshore) and Chauvin.

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Greater Arch

The Greater Arch is Talisman’s largest natural gas producing area. Adjacent to existing infrastructure, the Company has a large inventory of property interests to explore. Its average operated interest in oil and gas properties is 72%. Talisman holds operated interests ranging from 42% to 100% in gas plants at Teepee Creek, Belloy, Boundary Lake, George, Josephine and Shane, as well as interests in a number of other non-operated gas plants in the area. The Company plans to spend $99 million in the Greater Arch in 2004 to participate in drilling approximately 67 wells.

Deep Basin

The Deep Basin is one of Talisman’s new growth areas. Talisman holds 3% to 8% non-operated interests in the South Wapiti, Wapiti Deep Cut and Narraway gas plants. In July 2003, Talisman purchased Vista Midstream Solutions Ltd. to acquire the Cutbank facilities complex. The Cutbank complex consists of the Cutbank and Musreau gas plants, both with 100% working interests, five major field compression stations and an extensive gas gathering system. The acquisition enhances Talisman’s ability to control its production, timing, capital costs and operating costs in this growth core area. Since 1999, the Deep Basin area has seen annual compound production growth rates of 25% reaching an annual record in 2003. The Company plans to spend $103 million in the Deep Basin in 2004 to participate in drilling approximately 65 wells.

Alberta Foothills

Through exploration and development activity, the Alberta Foothills continues to be one of Talisman’s fastest growing areas. Since 1999, the area’s annual compound production growth rate has been 14%. Continued exploration in the northern Alberta Foothills has established Talisman as a significant player in the area. Major operated facilities include an 80% interest in the Cordel dehydration facility and associated pipelines, a 35% interest in the Chungo/Bighorn gas gathering system and a 45% interest in the Lovett River/Redcap Phase pipeline system. Talisman has non-operated interests ranging from approximately 8% to 34% in Basing, Voyager, Stolberg and Brown Creek pipelines and associated facilities. Completion of the Erith pipeline in November 2003 allowed egress of the Company’s Alberta Foothills area to Talisman’s midstream operations. The pipeline project consisted of a 75 mmcf/d dehydration facility, 69 kilometre of 10-inch diameter pipe, a flow splitter and enhanced sulphur recovery at the Edson plant. The connection of eight successful new gas wells enabled Talisman to set a new single day Alberta Foothills production record. Capital spending by the Company in the Alberta Foothills in 2004 is projected to be $131 million, with plans to participate in drilling 30 wells.

Edson Area

Talisman’s acquisitions of Petromet and midstream assets from TransCanada PipeLines Limited have rejuvenated growth in the Edson area through expanded development activity. Talisman is currently exploring and developing its acquired Bigstone/Wild River acreage. Talisman holds operated interests ranging from 56% to 100% in the Edson, Medicine Lodge, McLeod, Bigstone West and Wild River gas plants as well as non-operated interests ranging from 10% to 12% in the Kaybob South Amalgamated and the West Whitecourt gas plants. Capital spending by the Company in the Edson area in 2004 is projected to be $249 million with plans to spend approximately $45 million on infrastructure and participate in drilling approximately 103 wells. In the Edson core, there are plans to spend $92 million, with plans to participate in drilling approximately 27 wells. In the Bigstone/Wild River area, the Company plans to spend $112 million in 2004, with plans to participate in drilling approximately 46 wells. Capital spending by the Company in the West Whitecourt area in 2004 is projected to be $45 million, with plans to participate in drilling approximately 30 wells.

The Company’s 100% owned Central Foothills Gas Gathering System (“CFGGS”), Columbia Minehead Gas Gathering System (“CMGGS”) and other midstream pipeline assets ranging from 75% to 100% ownership support the exploration and development program in both the Foothills and the Edson areas and also provide revenues from transportation and processing fees. The Company spent $27 million to expand and optimize the CFGGS and CMGGS in 2003. The Erith pipeline, commissioned in the fourth quarter of 2003, routes gas from the Foothills area to the Edson and Hanlan-Robb sour gas plants, providing much needed egress from this growing area.

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Monkman

In the Monkman area, the number of wells drilled and high success rate has made Talisman one of the major producers in the area. Talisman holds 58% to 100% operated interests in the Bullmoose, Sukunka and West Sukunka dehydration plants, 29% to 32% non-operated interests in the Murray River and Brazion dehydration plants and a 50% interest in the Mink Highhat pipelines. The successful commissioning of the Westcoast Acid Gas Reinjection Project is expected to facilitate greater throughput from existing, previously shut-in and future planned wells. Production was higher in 2003 than in 2002 due to successful drilling in the mature Triassic play. The Company’s overall production is expected to remain flat until 2005, when gas production from the Deep Monkman Permian play is expected to increase total production in the area. Capital spending by the Company in this area in 2004 is projected to be $76 million, with plans to participate in drilling approximately seven wells.

Ontario

Talisman is the largest oil and gas producer in Ontario with natural gas production in the offshore area of Lake Erie and oil production onshore. Talisman has a 100% interest in the Renwick, North Wheatley (East),Rochester and Hillman central facilities. In addition, Talisman has interests ranging from 65% to 100% in the Morpeth, Port Stanley, Port Alma, Port Maitland, Rochester and Nanticoke gas plants. Talisman’s drilling program will continue in 2004, with plans to participate in drilling five onshore gas and oil wells and 15 offshore gas wells. Capital spending by the Company in Ontario in 2004 is expected to be $13 million.

Chauvin

Chauvin is Talisman’s largest domestic oil producing core property. High working interests characterize this area. With the acquisition of producing properties in the area and continued successful development activity, Talisman has achieved an annual compound production growth rate of 11% since 1999. Talisman holds a 100% interest in the Chauvin pipeline, which transports approximately 39 mbbls/d of condensate blended crude and a 100% interest in the Chauvin Custom Treating Facility. The Company’s expected 2004 capital program for Chauvin of $38 million includes participation in drilling approximately 50 wells.

Other

Talisman is involved in a number of other projects in Canada. In Turner Valley, Alberta, a portion of the Southern Alberta Foothills core area, the Company commenced a nitrogen injection pilot project. This enhanced oil recovery project is the first of its kind in Canada. The Company is in the second of a three-year evaluation period to determine whether to expand the project to full-scale development. Talisman’s interest in this experimental project is approximately 77%. In addition, the uphole gas play in the Turner Valley area was highly successful in 2003, with a number of new wells. To alleviate infrastructure bottlenecks, the Little Chicago Gas Plant was constructed in 2003 and commissioned in January 2004. Turner Valley gas rates are expected to double from 2003 volumes in March 2004. The Company’s expected 2004 capital program for the Southern Alberta Foothills area is $83 million including plans to participate in drilling approximately 21 wells.

In Carlyle, Warburg and South Central Alberta, Talisman continues its moderate capital spending on oil development.

The Company is also exploring the potential for producing coal bed methane on lands in Alberta and British Columbia. Appraisal drilling and prospect evaluation commenced in 2002. Capital spending by the Company in 2004 is projected to be approximately $9 million, with plans to participate in drilling 33 gross wells.

In 2002, Talisman entered into a farm-in agreement with Imperial Oil Resources Ventures Ltd. to acquire a 30% interest in two exploration blocks in the deep-water Scotian Slope, southeast of Sable Island, Nova Scotia. The Company is evaluating the prospectivity of these blocks.

Synthetic Oil

Talisman holds a 1.25% indirect interest in the Syncrude oil sands project through the Canadian Oil Sands Limited Partnership. The Syncrude project is a joint venture established to recover shallow deposits of tar sands using open pit mining methods to extract the crude bitumen and to upgrade it to a high-quality, light (32 degree, API) sweet, synthetic crude oil. The Syncrude operation, located near Fort McMurray, Alberta, exploits portions of the Athabasca oil sands deposit to produce Syncrude Sweet Blend® (“SSB”). Syncrude is in the midst of a large expansion program. Stage 3 of the program is currently underway to expand productive capacity from the current level of 86 mmbbls per year to approximately 128 mmbbls per year after 2005. Since its start-up in 1978, Syncrude has produced almost 1.5 billion barrels of synthetic crude oil. In 2003, Syncrude shipped 77 mmbbls of SSB. Approximately 13% of Canada’s crude oil needs are supplied by this joint venture. The Company’s 2003 capital expenditures related to the Syncrude project, including expansion and sustaining capital, were approximately $30 million.

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United States

In the fourth quarter 2002 and during January 2003, Talisman’s indirect wholly owned subsidiary, Fortuna Energy Inc. (“Fortuna”), initiated and expanded its New York interests through a number of property acquisitions. These acquisitions established Appalachia as Fortuna’s first core gas area in the U.S. The acquired assets are in the deep Trenton-Black River gas play fairway. Its operated working interest is 100%. Fortuna plans to participate in drilling 11 wells in the area in 2004. Capital spending by the Company in this area in 2004 is expected to be approximately $85 million.

Talisman’s indirect wholly owned subsidiary, FUSI LLC, continues to focus on the western U.S. Capital spending by FUSI LLC in the U.S. in 2004 is expected to be $14 million, with plans to participate in drilling three gross wells, two in Utah and one in Montana.

In June 2003, the Company’s indirect wholly owned subsidiary, Fortuna Exploration LLC, entered into an agreement with Total E&P USA, Inc., under which the Company can earn a 30% interest in up to 360 square miles in the National Petroleum Reserve Area of the Alaskan North Slope through a rolling drilling option. This agreement established Talisman’s first entry into Alaska. Early in 2004, the Company spudded its first Alaska exploration well. Capital spending is planned to be $15 million in 2004.

Landholdings, Production and Producing Wells

The following tables set forth Talisman’s North American landholdings, production and producing wells as at December 31, 2003.

	Undeveloped Acreage		Developed Acreage		Total Acreage
Property	(thousand acres)		(thousand acres)		(thousand acres)
	Gross	Net	Gross	Net	Gross	Net

North America
Canada
Greater Arch	1,065.6	786.4	595.5	306.9	1,661.1	1,093.3
Deep Basin	435.6	242.4	216.4	45.1	652.0	287.5
Alberta Foothills	453.0	226.1	135.8	56.9	588.8	283.0
Edson Area	881.0	592.2	863.5	431.4	1,744.5	1,023.6
Monkman	546.5	342.2	96.1	47.4	642.6	389.6
Ontario	836.0	588.2	366.0	237.6	1,202.0	825.8
Chauvin	68.6	42.3	65.3	55.2	133.9	97.5
Other[1]	5,608.2	1,542.8	871.4	550.3	6,479.6	2,093.1
United States	1,038.0	883.8	11.5	11.5	1,049.5	895.3
Total[2]	10,932.5	5,246.4	3,221.5	1,742.3	14,154.0	6,988.7
Synthetic Oil	409.5	38.5	9.25	1.25	418.8	39.8
Notes:

1 “Other” includes properties in North America and Scotian Slope, but excludes synthetic oil in Alberta and coal leases in British Columbia.

2 Fee acreage comprises 7% of the total gross number of acres and 8% of net number of acres. Fee acreage for: Gross Undeveloped totals 620.1; Gross Developed totals 63.3; Net Undeveloped totals 443.0; and Net Developed totals 22.7.

	Oil & Liquids Production		Natural Gas Production		Producing Wells as at
Property	(bbls/d)		(mmcf/d)		December 31, 2003
	Gross	Net	Gross	Net	Gross	Net

North America
Canada
Greater Arch	7,734	6,259	152.4	115.3	1,088	627.6
Deep Basin	1,735	1,581	50.9	35.7	403	68.4
Alberta Foothills	169	124	129.9	104.6	173	76.2
Edson Area	4,022	2,938	197.8	152.1	839	607.6
Monkman	—	—	86.6	69.6	56	32.2
Ontario	2,257	1,966	17.9	15.3	799	565.4
Chauvin	15,334	12,927	17.2	13.2	1,174	1,072.1
Other[1]	25,678	19,240	151.1	120.6	5,173	2,075.6
United States	—	—	59.9	51.6	28	28.0

Total	56,929	45,035	863.7	678.0	9,733	5,153.1
Synthetic Oil	2,649	2,510	—	—	—	—

Notes:

1 “Other” includes producing properties in North America.

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International

Talisman’s international strategy concentrates on opportunities in sedimentary basins that have a proved hydrocarbon system and significant reserves and production potential. Talisman has developed its international business through exploration, development drilling and corporate and property acquisitions in all reporting segments.

Talisman produces substantial oil and gas volumes from the North Sea, with ongoing exploration and development activities in the area. Talisman is also active in Southeast Asia, where development projects in Indonesia, Malaysia and Vietnam are expected to produce significant oil and gas production growth. Talisman also has a producing interest in Algeria, a development interest in Trinidad and exploration interests in other areas including Trinidad, Colombia, Qatar, Falkland Islands and Papua New Guinea.

North Sea

Talisman’s North Sea strategy is to develop commercial hubs around core operated properties and infrastructure, and to deliver growth by extending the life of these assets through low risk development opportunities, sub-sea tie-back developments, nearby satellite exploration, secondary recovery, cost reduction and increased third-party tariff revenue. A portfolio of non-operated assets complements this strategy. Talisman is ranked sixth in UK North Sea liquids production and second in the Mid-North Sea in oil field operations as measured by the number of operated producing oil fields.

Talisman’s North Sea assets, which are held principally by Talisman Energy (UK) Limited, Talisman North Sea Limited and Talisman Energy Norge AS, include producing fields and exploration acreage in several areas of the North Sea. Talisman has two core North Sea operating areas: the Mid-North Sea Area and the Flotta Catchment Area. Talisman also has an operated interest in the Norwegian sector of the North Sea. At the end of 2003, Talisman operated approximately 60% of its North Sea production.

In 2004, Talisman’s capital program in the North Sea is expected to be approximately $606 million, with $119 million directed to exploration spending and $487 million directed to development. The Company’s 2004 North Sea drilling program includes participation in approximately eight exploration and 25 development wells.

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Mid-North Sea Area

Talisman holds interests ranging from 12% to 100% in a number of production facilities and pipelines in the Mid-North Sea Area (“MNS”).

Clyde Area

The Company owns various operated interests in the Clyde area, including a 95% operated interest in the Clyde production platform, a 94% operated interest in the Orion field, a 60% operated interest in the Halley field and a 13% non-operated interest in the Fulmar production platform. The Orion tie-back to Clyde was completed in 1999, and the Halley field started production in 2002. In 2003, Talisman drilled two development wells on the Clyde field and one on the Halley field. Talisman also participated in the Affleck exploration well near the Clyde field, which resulted in a new oil discovery. At the end of 2003, the Company was drilling the Eta-2 30/17b exploration well. Operations finished in January 2004 with the wellbore being plugged and abandoned. The 2004 development program includes water injection and produced water facility upgrades on the Clyde platform. Capital spending by the Company in the Clyde area in 2004 is expected to be $52 million, with plans to participate in drilling three exploration wells, one of which was the aforementioned Eta-2 30/17b well.

Buchan Area

The Company has an average 86% operated working interest in the Buchan field, the Buchan floating production platform and the tie-in to the Forties pipeline. In March 2002, Talisman produced its first oil from the Hannay field where it operates with an 86% interest. In 2003, Talisman drilled a second development well on the Hannay field. In October 2002, Talisman drilled the J-1 exploration well and in November 2003, the J-5 exploration well, both resulting in new oil discoveries adjacent to the Buchan field. Talisman holds an 87% interest in the northern area of the block containing the discoveries. Development studies for J-1 and J-5 are underway. The Company’s 2004 development program for the Buchan field includes a water injection project. Capital spending by the Company in 2004 in the Buchan area is expected to be $220 million, with plans to participate in drilling one exploration well and to initiate the development of J-1 and J-5.

Ross/Blake Area

In the Ross/Blake area, Talisman has a 69% operated working interest in the Ross field and a 54% non-operated interest in the Blake field, both fields being sub-sea tie-backs to Bleo Holm, the leased Floating, Production, Storage and Offloading vessel (“FPSO”). In 2003, one development well was drilled on the Ross field and the Blake Flank pilot project was completed, with production commencing in September. Later in the year, a consortium, including Talisman (37.5%),was awarded Blocks 19/3 and 19/4 in the Twenty-first Licensing Round. These blocks are midway between the Ross field and the Buzzard discovery. Also in 2003, Talisman, as part of another consortium, was awarded Block 13/26b as an out-of-round award. Each of these newly awarded blocks involves a one-well commitment. Capital spending by the Company in 2004 in the Ross/Blake area is expected to be $27 million, with plans to participate in drilling two exploration wells.

Beatrice Area

Talisman holds a 100% operated interest in the Beatrice Alpha, Bravo and Charlie platforms, as well as the Beatrice/Nigg pipeline and the Nigg terminal. A successful workover program was completed on Beatrice in early 2003. No capital spending is planned on the Beatrice oilfield in 2004.

Other Mid-North Sea Areas

Talisman holds a 60% operated interest in the Beauly field located in Block 16/21c of the MNS. Beauly is a sub-sea tie-back to the Balmoral field. No capital spending is planned for Beauly in 2004.

Flotta Catchment Area

Talisman holds interests ranging from 20% to 100% in a number of production facilities and pipelines in the Flotta Catchment Area (“FCA”), including a 60% interest in the Flotta terminal.

Piper Area

Talisman holds a 60% operated working interest in the Piper, Saltire, Chanter and Iona fields. In addition, Talisman has a 20% non-operated interest in the MacCulloch field. Capital spending by the Company in the Piper area is expected to be $47 million in 2004. The Company plans to participate in drilling one exploration and one development well in the area in 2004.

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Claymore Area

In the Claymore area, Talisman holds a 59% and a 60% operated working interest in the Claymore and Scapa fields, respectively. In 2003, Talisman drilled three development wells on the Claymore field and one exploration well at Dunnottar. The Dunnottar well did not yield commercial quantities of hydrocarbons. Capital spending by the Company in 2004 in the area is expected to be $64 million, which includes funding for two development wells.

Tartan, Highlander and Petronella Areas

Talisman holds a 100% operated working interest in the Tartan field and the Highlander and Petronella sub-sea tie-back satellite fields ("THP"). In 2003,Talisman drilled the Tartan North Terrace B (“TNT-B”) exploration well, making a new oil discovery adjacent to the Tartan field. Production from TNT-B is planned to commence in October 2004. Capital spending by the Company in the THP area is expected to be $77 million in 2004, which includes participation in drilling one exploration and one development well.

Other Flotta Catchment Area Properties

Talisman holds a 78% and 41% operated working interest in the Renee and Rubie fields, respectively. Both fields are sub-sea tie-backs to the Ivanhoe/Rob Roy field in which Talisman has a 23% non-operated interest. In 2003, Talisman drilled one unsuccessful development well in the Ivanhoe/Rob Roy area. Further capital spending by the Company in this area is not planned at this time.

Norway

In the third quarter of 2003, Talisman acquired a 61% operated working interest in Licenses PL 019B and PL 019C, containing the Gyda field and platform facilities. Later in the year, Talisman was awarded Licenses PL 299 and PL 301. At the end of 2003, the Company was negotiating to purchase an interest in License 143 BS and 143 CS from ConocoPhillips Skandinavia AS, which has since been completed. These acquisitions provide the Company with potential growth opportunities within the Norwegian Continental Shelf. Capital spending by the Company in 2004 in the Norway area is expected to be $63 million, with plans to participate in drilling three development wells.

Non-Operated Interest Properties

Brae Area

Talisman’s non-operated interests in the Brae area range from 11% to 18%. Talisman also holds a 7% non-operated interest in the Brae-St. Fergus gas pipeline and terminal. The Brae complex is a low cost, long life asset. In 2003, Talisman participated in one development well in the Brae area and commenced production from the Braemar field. Also in 2003, a consortium including Talisman (18%) was awarded Block 16/1, adjacent to the Brae fields. This acquisition advances the Company’s acreage position in the area. Capital spending by the Company in 2004 at Brae is expected to be $10 million, with plans to participate in drilling one development well.

Other Non-Operated Interest Properties

Talisman holds various non-operated interests ranging from 2% to 20% including: Balmoral (15%), Stirling (15%), Glamis (15%), Andrew (3%), Wytch Farm (5%) and Wareham (5%). In 2003, Talisman acquired non-operated working interests in the Alba (2%) and Caledonia (3%) fields. In addition, Talisman holds non-operated interests in the Netherlands sector of the North Sea, including K4b/K5a (10%), K5b (20%) and E18a (4%). The 2004 program for the non-operated interest properties includes drilling one farm-in development well in the Cyrus field. Capital spending by the Company in 2004 is expected to be $46 million, with plans to participate in drilling 17 development wells.

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Southeast Asia

The Company’s interests in Southeast Asia include operations in Indonesia, Malaysia and Vietnam, as well as acreage in Papua New Guinea.

Indonesia

Talisman’s strategy in Indonesia is the continued exploitation of existing oil properties and the development of the major natural gas discoveries at Corridor to deliver future production growth.

Talisman plans to spend approximately $65 million in Indonesia in 2004, primarily to participate in drilling three exploration and five development wells and for the planned expansion of Corridor gas facilities.

Corridor PSC

Talisman (Corridor) Ltd. (“TCL”), an indirect wholly owned subsidiary of Talisman, has a 36% non-operated interest in the Corridor production sharing contract (“Corridor PSC Block”) and field production facilities.

In the Corridor PSC Block, TCL’s gas sales to PT Caltex Pacific Indonesia (“Caltex”) commenced in 1998 to the Duri steam flood project. Talisman Transgasindo Ltd. has an indirect 6% interest in the Grissik to Duri pipeline and a right to acquire an indirect 6% interest in the new 474 kilometre pipeline from Grissik to Singapore completed in 2003.

In September 2003, TCL commenced gas sales to Gas Supply Pte. Ltd., located in Singapore, under the terms of the 20-year gas sales agreement entered into in February 2001.

The focus of TCL’s gas strategy is to deliver further production growth through the development of the Suban and other gas fields via the Suban Phase 2 expansion to enable sales to West Java and other markets. The Suban Phase 2 project is planned to commence in 2004 and involves the installation of two new 200 mmcf/d capacity gas trains, additional pipelines and infrastructure in the Corridor PSC. In July 2003, a heads of agreement was entered into with PT PLN (Persero) (Indonesia’s state owned electric power generation company) for major gas sales from the Corridor PSC Block to markets in West Java. Gas deliveries could start as early as 2006 and reach plateau rates in approximately 2011. TCL also expects to start gas sales to industrial users and for power generation on Batam Island in 2004 and reach plateau rates by around 2009. Commercial arrangements are also being negotiated for the sale of further Corridor PSC Block gas to other markets. Further development drilling at Suban is planned in 2005 and 2006 to service West Java and the other potential gas contracts.

In 2004, Talisman expects its capital spending in the area to be approximately $51 million. The Company plans to participate in drilling one exploration well.

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Other Properties

Talisman and its subsidiaries hold a 40% non-operated interest in the Corridor technical assistance contract (the “Corridor TAC Block”), a 20% non-operated interest in the Jambi enhanced oil recovery contract (the “Jambi Block”), a 25% non-operated interest in the Madura Offshore production sharing contract (the “Madura Block”), a 50% operated interest in the Ogan Komering production sharing contract (the “OK Block”) and a 50% operated interest in the Tanjung Raya enhanced oil recovery contract (the “Tanjung Block”). As a result of Talisman continuing to fund the share of expenditures of Perusahaan Pertambangan Minyak Dan Gas Bumi Negra, Indonesia’s national oil company, in the Jambi and Tanjung Blocks, the Company records working interests in these Blocks of 40% and 100%, respectively. In 2003, pursuant to the terms of a farm-in agreement, Talisman earned a 25% non-operated interest in the Nila production sharing contract (the “Nila Block”).

The 2004 program includes drilling two development wells on the OK Block, three development wells on the Corridor TAC Block and continued fracture stimulations on the Tanjung Block. Talisman has also committed to participate in drilling one exploration well on each of the Nila Block and the OK Block. In January 2004, a heads of agreement was entered into with PT Perusahaan Gas Negara (Persero) TbK for the sale of gas from the Madura Block. Talisman’s rights in respect of the Tanjung Block and Jambi Block are due to expire in November 2004 and January 2005, respectively.

Capital spending by the Company in 2004 is expected to be $14 million.

Malaysia and Vietnam

In Malaysia and Vietnam, the Company’s strategy is to develop oil and natural gas fields in its core operated blocks and to deliver production growth through exploration and development. The Company operates all of its working interest properties in Malaysia and Vietnam except Block 46/02, which is operated by a joint operating company. Total Malaysia and Vietnam capital spending is expected to be $250 million, most of which will be directed to three key areas.

Block PM-3 CAA and 46-Cai Nuoc

Two of Talisman’s indirect wholly owned subsidiaries hold interests in the PM-3 CAA and associated production facilities in Malaysia and Vietnam: Talisman Malaysia Limited (26.4%) and Talisman Malaysia (PM3) Limited (15%). Talisman Vietnam Limited, another indirect wholly owned subsidiary, holds a 33.2% operated interest in the adjacent Block 46-Cai Nuoc area in Vietnam. Part of that area and part of the PM-3 CAA were unitized in 1998 to become the East Bunga Kekwa-Cai Nuoc unit.

In 2003, the Company completed Phase 2/3 of the PM-3 CAA Project, developing a number of fields located in the southeast portion of the block. The project involved the installation of four new wellhead platforms, a central processing platform, a compression annex platform, a floating storage offloading vessel and interfield pipelines. The Phase 2/3 facilities have a production capacity of 60 mbbls/d of liquids and 270 mmcf/d of gas. The Phase 2/3 project was completed on budget and on time with oil production starting in September 2003 and natural gas in late 2003. Natural gas is sold under a long-term contract to Petroliam Nasional Berhad and Vietnam Oil and Gas Corporation, the national oil and gas companies of Malaysia and Vietnam, respectively.

In 2003, the Company had a successful exploration program in the PM-3 CAA and Block 46-Cai Nuoc areas. Out of four exploration wells drilled the Company made three hydrocarbon discoveries. The Company also drilled two successful appraisal wells in the area.

Capital spending by the Company in this area in 2004 is expected to total approximately $160 million, with plans to participate in drilling one exploration well and 30 development wells.

Block PM-305

Talisman Malaysia Limited holds a 60% operated working interest in Block PM-305 production sharing contract offshore Malaysia, approximately 250 kilometres southeast of Block PM-3 CAA. In 2003, the Company made an oil discovery 10 kilometres south of the Angsi field. The South Angsi-1 exploration well discovered oil in two reservoir intervals. Two side-track wells, drilled north and south of the discovery, defined the limits of the field. The South Angsi field is fully appraised and development is underway. First production is expected in mid-2005.

Capital spending by the Company in this area in 2004 is expected to total approximately $63 million, with plans to participate in drilling two exploration and two development wells.

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Block 46/02

In December 2002, Talisman (Vietnam 46/02) Ltd. signed a Petroleum Contract for a 30% interest in Block 46/02 in Vietnam. Talisman (Vietnam 46/02) Ltd. holds a 30% interest in the Truong Son Joint Operating Company (“JOC”),with the remainder held by PetroVietnam Exploration and Production Company (40%) and Petronas Carigali Overseas SDN BHD (30%),the wholly owned exploration and production subsidiaries of the national petroleum companies of Vietnam and Malaysia, respectively. In 2003, the JOC drilled its first exploration well since being awarded the block. The Song Doc-1X oil discovery well is located 13 kilometres northwest of the PM-3 CAA Bunga Kekwa C wellhead platform. Capital spending by the Company in Block 46/02 in 2004 is expected to total approximately $17 million. The Company plans to participate in drilling two exploration wells.

Papua New Guinea

The Company acquired an operated interest in offshore Papua New Guinea Block PPL-200 (35%) and Block PRL-1 (48%) through a corporate acquisition in 2001. Block PPL-200 was relinquished in 2003. Block PRL-1 contains a natural gas discovery. Further exploration and appraisal work will be contingent on the advancement of possible pipeline projects.

Landholdings, Production and Producing Wells

The following tables set forth Talisman’s Southeast Asia landholdings, production and producing wells as at December 31, 2003.

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Algeria

Talisman (Algeria) B.V., an indirect wholly owned subsidiary of Talisman, holds a 35% non-operated working interest in Blocks 215 and 405a under production sharing contract with Algeria’s National Oil Company SONATRACH (“Sonatrach”). Block 405a contains the Greater Menzel Lejmat North (“Greater MLN”) development project as well as a portion of the Ourhoud field.

During 2003, Phase 1 of the Greater MLN development project was completed with a production capacity of 35 mbbls/d. Production from the Greater MLN field in the northern portion of the block started in June 2003. Additional production from the nearby Greater MLN satellite oilfields commenced in December 2003. Greater MLN facilities include a central processing facility (“CPF”) and compression for gas injection. Crude oil is exported to the Mediterranean coast. The Phase 2 expansion of the CPF is planned for 2004/2005 and will include the installation of new facilities to increase production capacity. Development planning for the Menzel Lejmat South East (“MLSE”) field located to the south of Block 405a is currently underway.

Ourhoud

Production at the Ourhoud field (Talisman 2%) commenced in December 2002 with first oil sales in 2003. Water injection is proceeding successfully. Production from Ourhoud is anticipated to remain at plateau levels throughout 2004.

In 2004, Talisman plans capital spending of approximately $44 million in Algeria, which includes funding for the drilling of 10 development wells at Ourhoud and six development wells in the Greater MLN area.

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Landholdings, Production and Producing Wells

The following tables set forth Talisman’s Algerian landholdings, production and producing wells as at December 31, 2003.

Trinidad

Talisman holds interests in two blocks in the offshore shallow water to the northeast of Trinidad. This includes a 25% non-operated interest in the Angostura development portion of Block 2(c) and a 36% interest in the balance of Block 2(c) located to the south and retained for further exploration. The 36% interest is comprised of a 25% original interest plus an 11% share of the interest of a non-participating co-venturer, subject to a reinstatement right.

The Greater Angostura Project located in Block 2(c) was sanctioned in 2003 and the oil and gas development is progressing as planned. The installation of the K-2 platform was completed in October 2003. Planned project activity in 2004 includes a continuous development drilling program and the fabrication and installation of the remaining field facilities, including a central processing platform and three further wellhead platforms. Crude oil will be exported via an 18-inch liquids pipeline to a new onshore oil terminal located at Galeota Point in the southeast of Trinidad. First production from the project is planned for early 2005. In 2003, a new hydrocarbon discovery was made on the retained exploration portion of Block 2(c) when the Company participated in one exploration well.

Talisman’s wholly owned subsidiary, Talisman (Trinidad Block 3a) Ltd., holds a 30% interest in the production sharing contract on Block 3(a), immediately to the east of Block 2(c). There is a six well commitment related to Block 3(a), of which two wells have been drilled. A third exploration well was underway at year end. All three wells on this block have made hydrocarbon discoveries.

In 2002, Talisman (Trinidad) Petroleum Ltd., a wholly owned subsidiary, acquired the right to earn an operated 65% interest in the onshore Eastern Block. This block is comprised of approximately 108 thousand gross acres (44 thousand hectares), of which the Government of Trinidad holds the mineral rights to approximately 95 thousand acres (38.5 thousand hectares) and the balance are freehold title. There is a three well commitment related to the Eastern Block. In 2004, the Company expects to complete its acquisition of 3D seismic covering much of the Eastern Block. First exploration drilling is anticipated for 2005.

Trinidad capital spending in 2004 is planned to be approximately $170 million. Planned activity includes four exploration and appraisal wells, the completion of onshore seismic operations and participation in drilling 15 development wells as part of the Angostura project.

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Colombia

In Colombia, Talisman (Colombia) Oil & Gas Ltd.,a wholly owned subsidiary of Talisman, is focusing on an exploration program in a known hydrocarbon basin. As a result of a series of transactions commencing in December 2000, Talisman’s subsidiary currently holds non-operated interests in five blocks in Colombia. In the Upper Magdalena Valley region, the subsidiary holds a 70% interest in the Acevedo Block and a 30% interest in both the Altamizal and Huila Norte blocks. A required relinquishment of a portion of the Huila Norte block in 2004 will reduce Talisman’s subsidiary’s hectorage from approximately 48 thousand hectares to a proposed 24 thousand hectares in Huila Norte. In the Llanos Foothills region of north-central Colombia, the subsidiary holds a 30% interest in the Tangara and Mundo Nuevo blocks, which are adjacent to the large Cusiana/Cupiagua oil fields. During 2004, relinquishments other than that on the Huila Norte block may occur in Colombia pending evaluation of recently drilled wells, but none are planned at this time.

In 2003, Talisman participated in two exploration wells in Colombia: the El Encanto-2 well on the Huila Norte Block and the Candelo-1 well on the Acevedo Block. Both wells drilled over year end and were subsequently plugged and abandoned. Technical work is currently underway to determine the next exploration phase on the Altamizal, Acevedo and Huila Norte blocks.

Capital spending by the Company’s subsidiary in Colombia in 2004 is expected to total approximately $28 million. There are plans to participate in drilling one exploration well.

Qatar

Talisman Energy (Qatar) Inc.,a wholly owned subsidiary of Talisman, signed an Exploration and Production Sharing Agreement for offshore Block 10 in Qatar in November 2002. Talisman Energy (Qatar) Inc. holds a 100% interest in the agreement, which was ratified by official decree of the Emir of Qatar in April 2003. Geophysical work began in 2003 and is planned to continue throughout 2004, in support of an obligation to drill three exploration wells over the next four years.

Capital spending by the Company’s subsidiary in 2004 is expected to total approximately $8 million, primarily to fund the ongoing geophysical work program.

Other

Talisman’s strategy is to expand activity in core producing areas and to add new ventures where appropriate. The Company actively investigates new ventures outside core producing areas.

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Productive Wells and Acreage

The following table shows the number of productive wells and wells capable of production in which the Company had a working interest, as well as developed and undeveloped acres assignable to such wells, as of December 31, 2003. Undeveloped acreage is considered to be those lease acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether or not such acreage contains proved reserves.

	Productive Wells		Developed	Undeveloped
	Oil Wells[2]	Gas Wells[2]	Acres	Acres
North America[3]
Gross	5,409.0	4,324.0	3,230.9	11,342.1
Net	2,841.2	2,311.9	1,743.5	5,284.9
North Sea
Gross	307.0	20.0	412.1	2,116.6
Net	109.7	1.6	139.9	1,036.0
Southeast Asia
Gross	521.0	22.0	517.0	6,567.3
Net	248.8	8.1	219.6	2,145.5
Algeria
Gross	35.0	—	76.8	750.5
Net	4.7	—	5.2	262.7
Trinidad
Gross	—	—	—	323.3
Net	—	—	—	136.0
Other[1]
Gross	—	—	—	2,421.6
Net	—	—	—	1,577.6
Total
Gross	6,272.0	4,366.0	4,236.8	23,521.4
Net	3,204.4	2,321.6	2,108.2	10,442.7

Notes:

1 “Other” includes Colombia, Qatar, Falkland Islands.

2 Includes wells containing multiple completions as follows:

	Oil Wells	Gas Wells
Gross	830.0	1,263.0
Net[1]	329.5	581.4

3 “North America” includes synthetic oil.

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Drilling Activity

The following table sets forth the number of wells1 Talisman has drilled and tested or participated in drilling and testing, and the net2 interest of the Company in such wells for each of the last three fiscal years. The number of wells drilled refers to the number of wells completed at any time during the fiscal years, regardless of when drilling was initiated. The term “completion” refers to the installation of permanent equipment for the production of oil and gas, or, in the case of a dry hole, to reporting of abandonment to the appropriate agency.

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Notes

1 The number of wells refers to gross wellbores, which is the total number of wells Talisman has drilled or participated in drilling, with a working interest. Service wells, including water injection, gas injection, water source and water disposal wells are not included. Multilaterals from the same wellbore are counted as a single wellbore.

2 “Net” wellbores are the aggregate of the percentage working interest of the Company in each of the gross wellbores. Data is rounded to the nearest decimal place and summed.

3 A productive oil or gas well is an exploratory or development well that is not a dry well. “Oil” includes bitumen.

4 A dry hole is an exploratory or a development well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

5 “Canada” includes the Scotian Slope well.

6 “North Sea” for 2003, includes the United Kingdom, Norway and the Netherlands Continental Shelf and for 2002 and 2001, includes the United Kingdom and the Netherlands Continental Shelf.

7 As discussed under the heading “Note Regarding Reserves Data and Other Oil and Gas Information”, in 2003 Talisman began stating oil and gas information in accordance with U.S. disclosure requirements. These requirements have been applied to prior year drilling statistics, resulting in some changes to figures previously reported for the years ended December 31, 2001 and December 31, 2002.

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The following table shows the number of wells in the process of drilling or in active completion stages as of December 31, 2003.

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Reserves Estimates

Talisman’s oil and gas reserves are evaluated internally. The exemption under NI 51-101 described under “Note Regarding Reserves Data and Other Oil and Gas Information”, in addition to permitting Talisman to provide disclosure in accordance with U.S. standards, exempts Talisman from the requirement under NI 51-101 to have its reserves evaluated or audited by independent reserves evaluators. NI 51-101 and its companion policy specifically contemplate the granting of such an exemption to issuers such as Talisman who produce over 100,000 boe/d and are able to demonstrate the internal capability to generate reliable reserves data. The following discussion is provided pursuant to the requirements of the exemption.

Talisman understands that the purpose of the requirement under NI 51-101 for the involvement of independent qualified evaluators or auditors is to ensure that disclosure of reserves information reflects the conclusions of qualified professionals applying consistent standards and that such conclusions are not affected by adverse influences. Talisman believes that using independent evaluators or auditors would not materially enhance the reliability of its reserves estimates, in light of the expertise of its internal reserves evaluation personnel and the controls applied during its reserves evaluation process. Talisman believes that its internal resources are at least as extensive as, if not greater than, those which would be assigned by any independent evaluators or auditors engaged by the Company, and that its internal staff’s knowledge of and experience with the Company’s reserves enable the Company to prepare an evaluation at least equivalent to that of any independent evaluator or auditor.

As at December 2003, the Company’s internal reserves evaluation staff included 90 persons with full-time or part-time responsibility for reserves evaluation with an average of approximately 15 full-time or part-time years of relevant experience in evaluating reserves, of whom 52 were “qualified reserves evaluators” for purposes of NI 51-101. The Company’s internal reserves evaluation management personnel included approximately 24 persons with full-time or part-time responsibility for reserves evaluation management with an average of approximately 21 full-time or part-time years of relevant experience in evaluating and managing the evaluation of reserves, 14 of whom were qualified reserves evaluators for purposes of NI 51-101. The Company has appointed an Internal Qualified Reserves Evaluator (“IQRE”) who reports directly to the Chief Executive Officer and who is responsible for the preparation and validation of the Company’s reserves evaluation and the submission to the Company’s Board of Directors of a report thereon as required by the NI 51-101 exemption. The Company’s IQRE is Michael Adams, a graduate of Imperial College, London University with a B.Sc. in Physical Chemistry and an M.Sc. in Petroleum Engineering. Mr. Adams has over 30 years of petroleum engineering experience internationally and in North America. He is a professional engineer registered in Alberta and a chartered engineer registered in the UK.

Talisman has adopted a corporate policy which prescribes procedures and standards to be followed in preparing its reserves data. The following summarizes Talisman’s current process for preparing and approving its publicly disclosed reserves data.

  All of Talisman’s proved reserves are evaluated annually. Talisman employs qualified, competent, experienced engineers to ensure consistently high levels of professionalism in the estimation of its reserves data. Technical, cost and economic assumptions underpinning reserves estimates are documented to provide a clear audit trail.
  Talisman conducts formal reviews during the proved reserves estimation process to ensure: the reasonableness, completeness and accuracy of input data; the appropriateness of the technical sub-surface methodology; the full understanding of reserve movements; and the correct use of reserves classifications. Peer review of input data and results is also common practice. All reserve estimates are reviewed and approved by the Executive Vice-Presidents of the operating areas and then submitted to the Company’s executive operating committee, comprised of the Chief Executive Officer and all the Executive Vice-Presidents of the Company, for review and approval. In addition, the IQRE conducts a separate review to ensure the effectiveness of the disclosure controls and that the reserves estimates are free from material misstatement. The reserves data and the report of the IQRE are then reviewed by the Reserves Committee of the Board of Directors. The Reserves Committee and the IQRE have independent access to each other. Once approved by the Reserves Committee, the reserves data is submitted to the Board of Directors for final approval.
  Notwithstanding that Talisman is exempt from the independent evaluator requirements of NI 51-101, Talisman obtains annual audits by independent external engineering consultants of its reserve estimates for some of its properties on a rotating basis. Over the past three years, the Company’s estimates for approximately 90% of its current proved reserves (on a boe basis) have been independently audited. The audits have not revealed any material discrepancies. External engineering consultants also reviewed Talisman’s Reserves Data Policy and Procedures Manual in 2003. They concluded that the Policy and Procedures Manual for reserves data is consistent with U.S. and Canadian regulatory requirements, utilize evaluation practices and procedures based on the Canadian Oil and Gas Evaluation Handbook modified to the extent necessary to reflect the definitions and standards under U.S. disclosure requirements, that the Talisman reserves evaluation and approvals processes are of a high quality and that the guidance is consistent with good industry practice. Talisman also conducts periodic internal audits of the procedures, records and controls relating to the preparation of reserves data.

Accordingly, Talisman considers the reliability of its internally generated reserves data to be not materially less than would be afforded by the independent evaluator requirements of NI 51-101.

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The following table sets forth Talisman’s estimates of its proved developed, proved undeveloped, total proved, probable and total proved plus probable reserves as at December 31, 2003.

	Proved		Proved		Total		Total		Total Proved
	Developed[2]		Undeveloped[3]		Proved[1]		Probable[4]		and Probable
	Gross[5]	Net[6]	Gross[5]	Net[6]	Gross[5]	Net[6]	Gross[5]	Net[6]	Gross[5]	Net[6]
Oil and Natural Gas Liquids
(millions of barrels)
North America
Canada	186.4	155.4	3.8	3.0	190.2	158.4	86.8	72.8	277.0	231.2
United States	—	—	—	—	—	—	—	—	—	—
North Sea[7]	213.0	211.8	43.4	43.2	256.4	255.0	172.3	171.8	428.7	426.8
Southeast Asia
Indonesia[8]	18.2	11.6	0.1	0.1	18.3	11.7	15.6	9.9	33.9	21.6
Malaysia/Vietnam[8]	11.3	7.0	54.8	33.8	66.1	40.8	47.7	29.5	113.8	70.3
Algeria[8]	25.5	14.6	3.5	2.0	29.0	16.6	40.2	23.0	69.2	39.6
Trinidad[8]	—	—	19.2	18.1	19.2	18.1	19.3	18.2	38.5	36.3
Total	454.4	400.4	124.8	100.2	579.2	500.6	381.9	325.2	961.1	825.8
Natural Gas
(billions of cubic feet)
North America
Canada	2,321.1	1,818.7	214.7	167.7	2,535.8	1,986.4	1,309.6	1,023.6	3,845.4	3,010.0
United States	82.9	71.7	26.2	22.6	109.1	94.3	50.0	43.3	159.1	137.6
North Sea[7]	220.1	200.7	35.0	34.9	255.1	235.6	134.6	131.7	389.7	367.3
Southeast Asia
Indonesia[8]	821.4	533.3	232.8	151.2	1,054.2	684.5	1,088.0	706.5	2,142.2	1,391.0
Malaysia/Vietnam[8]	99.5	60.6	418.3	241.6	517.8	302.2	232.2	135.2	750.0	437.4
Algeria[8]	—	—	—	—	—	—	—	—	—	—
Trinidad[8]	—	—	223.5	211.0	223.5	211.0	131.9	124.5	355.4	335.5
Total	3,545.0	2,685.0	1,150.5	829.0	4,695.5	3,514.0	2,946.3	2,164.8	7,641.8	5,678.8
Synthetic Oil[9]
(millions of barrels)
Canada	42.3	35.8	—	—	42.3	35.8	23.9	20.2	66.2	56.0
Notes:

1 “Proved” reserves have been estimated in accordance with the SEC definition set out in Rule 4-10(a) of Regulation S-X under the Securities Exchange Act of 1934 as follows: Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids, which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

2 “Proved Developed” reserves are those reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

3 “Proved Undeveloped” reserves are those reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells for which a relatively major expenditure is required for recompletion. Inclusion of reserves on undrilled acreage is limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are included only if it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

4 “Probable” reserves are less certain than proved reserves and have been estimated in accordance with the definition set out by the Society of Petroleum Engineers and the World Petroleum Congress (“SPE/WPC”). That is, probable reserves are those unproved reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. Probable reserves are estimated under the same existing economic and operating conditions used for proved reserves.

5 “Gross” reserves are the remaining reserves of Talisman before deduction of royalties.

6 “Net” reserves are the remaining reserves of Talisman after deduction of royalties.

7 “North Sea” includes the United Kingdom, Norway and the Netherlands Continental Shelf.

8 Interests of various governments, other than working interests or income taxes, are accounted for as royalties. Royalties are reflected in “net” reserves using effective rates over the life of the contract.

9 Talisman has not independently estimated synthetic oil reserves volumes. Reserves volumes reported herein are consistent with reserves estimates published by the general partner of the limited partnership through which Talisman has an indirect 1.25% interest in the Syncrude project.

A report on reserves data by Talisman’s IQRE and a report of management and directors on oil and gas disclosure are provided in Schedules A and B, respectively, to this Annual Information Form. The Company does not file estimates of its total oil and gas reserves with any U.S. agency or federal authority other than the SEC.

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Additional Information

Additional information relating to Talisman’s reserves and oil and gas activities is contained under the heading “Supplementary Information” on pages 72 to 75, and under the heading “Continuity of Proved Gross Reserves” on page 83 of the Annual Report, which information is incorporated herein by reference.

Product netback information, including annual average sales prices and costs, is included in the Annual Report on page 78 and page 81, which information is incorporated herein by reference.

Future commitments to buy, sell, exchange, process and transport oil or gas of the Company are described under note 10 entitled “Contingencies and Commitments” in the audited consolidated financial statements of the Company for the year ended December 31, 2003, which information is incorporated herein by reference.

Risks and Uncertainties

Information with respect to the risks and uncertainties affecting Talisman’s business is described in “Management’s Discussion and Analysis” under the heading “Risks and Uncertainties”, which information is incorporated herein by reference.

Competitive Conditions

The oil and gas industry, both within Canada and internationally, is highly competitive in all aspects of the business, including the acquisition of properties, the exploration for and development of new sources of supply and the marketing of current production. With respect to the exploration, development and marketing of oil and natural gas, the Company’s competitors include major integrated oil and gas companies, numerous other independent oil and gas companies, individual producers and operators and national oil companies. A number of the Company’s competitors have financial and other resources substantially in excess of those available to the Company. In addition, oil and gas producers in general compete indirectly against others engaged in supplying alternative forms of energy, fuel and related products to consumers.

Environmental Protection

The oil and gas industry is subject to safety and environmental regulation pursuant to extensive legislation, enacted by various levels of government, both in Canada and internationally. The Company maintains a comprehensive range of internal programs and controls to promote regulatory compliance and an appropriate level of safety and environmental protection across its operations. Public expectation regarding the industry’s safety and environmental performance remains high and this continues to translate into new and generally more rigorous policies, legislation and regulations. Within jurisdictions and sectors, these regulatory instruments apply generally and do not typically influence competitive position.

The Company does not anticipate making extraordinary material expenditures for environmental compliance during 2004. However, it does expect to incur site restoration costs over a prolonged period as existing fields become fully produced. Talisman provides for future abandonment and reclamation costs in its financial statements in accordance with Canadian generally accepted accounting principles. Additional information regarding future abandonment and reclamation costs is set forth under note 10 entitled “Contingencies and Commitments” in the audited consolidated financial statements of the Company for the year ended December 31, 2003, which information is incorporated herein by reference.

Employees

At December 31, 2003, Talisman’s permanent staff complement1 was 1,758, as set forth in the table below.

Permanent staff complement1 as at December 31, 2003

1 Contractors and temporary staff are not included in complement numbers.

2 “Other” includes Qatar, Trinidad and employees seconded to BHP Billiton Petroleum (Americas) Inc.

26            A N N U A L  I N F O R M A T I O N  F O R M

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information
The following table sets out selected financial information of the Company for the past three years.

Years ended December 31
(millions of Canadian dollars unless otherwise stated)

	2003	2002	2001
Balance Sheet
Current assets	975	917	799
Other assets	612	635	559
Property, plant and equipment	9,778	10,042	9,461
Total assets	11,365	11,594	10,819
Current liabilities	1,218	989	1,204
Deferred credits and other liabilities	2,985	3,106	2,695
Long-term debt	2,203	2,997	2,794
Shareholders’ equity	4,959	4,502	4,126
Total liabilities and shareholders’ equity	11,365	11,594	10,819
Results of operations
Revenue	4,477	4,452	4,140
Expenses	3,496	3,384	2,844
Gain on sale of Sudan operations	296	—	—
Income before taxes	1,277	1,068	1,296
Taxes	270	544	563
Net Income	1,007	524	733
Preferred security charges, net of tax	22	24	24
Net income available to common shareholders	985	500	709
Capital Expenditures	2,986	2,150	2,213
Proceeds on disposition	(100)	(72)	(162)
Net capital expenditures	2,886	2,078	2,051
Per common share (dollars)
Net income	7.65	3.73	5.25
Diluted net income	7.57	3.67	5.16
Dividends per share	0.70	0.60	0.60

The above financial data has been taken from the audited consolidated financial statements of the Company for the years ended December 31, 2003, 2002 and 2001. The audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

As disclosed in note 1(o) to the December 31,2003 audited consolidated financial statements of the Company, the amortization of good will ceased effective January 1, 2003.

As disclosed in note 17 to the December 31, 2003 audited consolidated financial statements of the Company and in the Company’s Management’s Discussion and Analysis, Talisman completed the sale of its indirect interest in the Greater Nile Oil Project in Sudan to ONGC Videsh Limited, a subsidiary of India’s national oil company on March 12, 2003.

Dividends

In 2003, the Company paid semi-annual dividends on Talisman common shares. The dividend paid in June was $0.30 per share. The dividend amount was increased to $0.40 per share for the December payment. The Company’s dividend policy is subject to semi-annual review by the Board of Directors.

A N N U A L  I N F O R M A T I O N  F O R M            27

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reference is made to the “Management’s Discussion and Analysis” that accompanies the audited consolidated financial statements of the Company for the year ended December 31, 2003, which information is incorporated herein by reference.

MARKET FOR THE SECURITIES OF THE COMPANY

The common shares of the Company are listed on the Toronto and New York stock exchanges under the trading symbol TLM. The Company’s 8.9% Preferred Securities are listed on the New York Stock Exchange under the trading symbol TLM PrB. The Company’s Pound Sterling 250,000,000 6.625% Notes are listed on the London Stock Exchange.

DIRECTORS AND OFFICERS

Information is given below with respect to each of the current directors and officers of the Company. The term of office of each director expires at the end of the 2004 Annual Meeting.

Directors

The following table sets out the name, municipality of residence, year first elected to the Board and principal occupation within the past five years or more of each of the directors of the Company.

28            A N N U A L I N F O R M A T I O N F O R M

Name and Municipality of Residence	Year First Became Director	Principal Occupation
Dale G. Parker[1, 5] Vancouver, British Columbia	1993	Director of various corporations and public administration and financial institution advisor; prior to January 1998, President and Chief Executive Officer of Workers' Compensation Board of British Columbia; prior to November 1994, President of White Spot Limited (food services company) and Executive Vice-President of Shato Holdings Ltd. (food processing and services and real estate company); prior to November 1993, Executive Vice-President and Chief Financial Officer of Shato Holdings Ltd.; prior to November 1992, Chairman and Chief Executive Officer of British Columbia Financial Institutions Commission (regulator of financial institutions).
Roland Priddle[3, 5] Victoria, British Columbia	2000	Consultant to public and private sector entities on policy and regulatory issues in oil and gas; prior to 1998, Chairman, National Energy Board of Canada.
Lawrence G. Tapp[3, 4] Langley, British Columbia	2001	Chairman of Tapp Technologies Inc. (wine label production company); director of various corporations; from 1995 to 2003, Dean of the Richard Ivey School of Business of the University of Western Ontario; from 1992 to 1995, Executive in Residence of the Faculty of Management and Adjunct Professor, University of Toronto; from 1985 to 1992, Vice Chairman, President and Chief Executive Officer of Lawson Mardon Group Limited (packaging conglomerate).
Stella M. Thompson[4, 5] Calgary, Alberta	1995	Principal of Governance West Inc. (corporate governance consulting company); President of Stellar Energy Ltd. (energy and management consulting company); director of various corporations; prior to June 1991, Vice-President, Planning, Business Information & Systems of Petro-Canada Products (petroleum refining and marketing company).
Robert G. Welty[1, 2] Calgary, Alberta	2003	Director and Chief Executive Officer of Sterling Resources Ltd. (oil and gas exploration and development company) since 1998; 1996 to 1997, President, Escondido Resources (International) Ltd. (oil and gas exploration company); 1994 to 1995, President and Chief Executive Officer of Canadian Fracmaster Ltd. (oil field service company); 1992 to 1994, President and Chief Executive Officer of Bow Valley Energy Inc. (oil and gas exploration and development company); 1976 to 1988, President and Chief Executive Officer of Asamera Inc. (oil and gas exploration and development company).
Charles W. Wilson[1, 2, 6] Evergreen, Colorado	2002	Director of various corporations; from 1993 to 1999, President and Chief Executive Officer of Shell Canada (integrated oil and gas company); from 1988 to 1993, Executive Vice President US Downstream Oil and Chemical of Shell Oil US (integrated oil and gas company); prior to 1988, Vice President US Refining and Marketing of Shell Oil US and held various positions in the domestic and international natural resource operations of Shell.

Notes:
1 Member of the Audit Committee.
2 Member of the Executive Committee.
3 Member of the Governance and Nominating Committee.
4 Member of the Management Succession and Compensation Committee.
5 Member of the Pension Funds Committee.
6 Member of the Reserves Committee.

A N N U A L  I N F O R M A T I O N  F O R M                29

Mr. Parker was a director of Royal Oak Mines Inc., a publicly traded North American gold mining corporation, and he was a director of Agro Pacific Industries Ltd., a publicly traded agricultural corporation, when each corporation instituted proceedings under the Companies’ Creditors Arrangement Act (Canada). Ms. Thompson was a director of Laidlaw Inc., a public holding company, when it obtained an order in the United States Bankruptcy Court for the Western District of New York confirming its plan of reorganization and an order from the Ontario Superior Court of Justice under the Companies’ Creditors Arrangement Act (Canada) recognizing and implementing the plan in Canada. In 2003, a small, private technology company, for which Michael McDonald an officer of the Company served as a director, declared bankruptcy.

Officers

The following table sets out the name, municipality of residence and office held with Talisman of each of the executive officers and Assistant Corporate Secretaries of the Company.

In early 2003, the Company changed the titles of all its vice-presidents to better reflect the roles and responsibilities of their continuing offices. Mr. McDonald has held his current position since March 12, 2001. Prior to that date, he served as Vice-President, Business Development of the Company. Dr. ’t Hart has held his current position since June 25, 2003. Prior to that, he served as Senior Manager, International Exploration of the Company since April 1, 2003 and prior to that, he served as Manager, International Exploration of the Company. Mr. Eckhardt has held his current position since October 1, 2003. Prior to that, he served as Vice-President, Southern District of North American Operations of the Company since January 23, 2003, and prior to that he served as Senior Manager, Western Operations and prior to that as Manager, Eastern Operations of the Company. All of the other executive officers of the Company have held their offices for at least five years.

Shareholdings of Directors and Officers

As of the date hereof, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 119,927 common shares of the Company, representing 0.0937% of the issued and outstanding common shares of the Company.

30            A N N U A L  I N F O R M A T I O N  F O R M

ADDITIONAL INFORMATION

The Company will provide to any person or company upon request to the Assistant Corporate Secretary of the Company:

(a)when the securities of the Company are in the course of a distribution pursuant to a preliminary short form prospectus or a short form prospectus:

(i)	one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated herein by reference;
(ii)	one copy of the audited consolidated financial statements of the Company, together with the report of the auditor thereon, for the Company’s most recently completed financial year in respect of which such financial statements have been filed and one copy of any interim financial statements of the Company which have been filed subsequent to the annual financial statements;

(iii)one copy of the Management Proxy Circular of the Company in respect of its most recent annual meeting of shareholders, which involved the election of directors;

(iv)one copy of any other document or report which is incorporated by reference into the preliminary short form prospectus or the short form prospectus and is not required to be provided under (i) to (iii) above; or

(b)at any other time, one copy of any other document referred to in paragraphs (a)(i),(ii) and (iii) above,provided that the Company may require the payment of a reasonable charge, if the person or company requesting a document is not a security holder of the Company.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities is contained in the Company’s Management Proxy Circular. Additional financial information is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2003.

Copies of the Company’s Annual Report may be obtained from Talisman’s website at www.talisman-energy.com or upon request from:

Investor Relations and Corporate Communications Department Talisman Energy Inc.

Suite 3400, 888 Third Street S.W. Calgary, Alberta T2P 5C5 E-Mail: tlm@talisman-energy.com

A N N U A L  I N F O R M A T I O N  F O R M               31

SCHEDULE A

REPORT ON RESERVES DATA BY TALISMAN’S INTERNAL

QUALIFIED RESERVES EVALUATOR

To the Board of Directors of Talisman Energy Inc. (the “Company”):

1.	The Company’s staff and I have evaluated the Company’s reserves data as at December 31, 2003. The reserves data, which has been prepared in accordance with U.S. disclosure requirements, including the relevant definitions, legal requirements and standards of the United States Securities and Exchange Commission and the United States Financial Accounting Standards Board (“U.S. Disclosure Requirements”), consist of the following:

(a)proved oil and gas reserves quantities estimated as at December 31, 2003; and

(b)the related standardized measure of discounted future net cash flows.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.
3.	We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society) applied in such modified manner as we considered necessary to reflect the terminology and standards of the U.S. Disclosure Requirements. We are not independent of the Company, within the meaning of the term “independent” under those standards.

4.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook as modified as set out above.

5.	The following sets forth the standardized measure of discounted future net cash flows (after deducting income taxes) attributed to proved oil and gas reserve quantities, calculated using a discount rate of 10%, included in the reserves data of the Company evaluated for the year ended December 31, 2003:

6.	In our opinion, the reserves data evaluated by us have, in all material respects, been determined in accordance with the COGE Handbook applied in the modified manner as set out above.
7.	We have no responsibility to update our evaluation for events and circumstances occurring after the date of this report.
8.	Reserves data are estimates only and not exact quantities. In addition, the reserves data are based on judgements regarding future events. Accordingly, actual results will vary and the variations may be material.

(Signed)

Michael Adams

Internal Qualified Reserves Evaluator

Talisman Energy Inc.

Calgary, Alberta

March 3, 2004

32            A N N U A L  I N F O R M A T I O N  F O R M

SCHEDULE B

REPORT ON MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Management of Talisman Energy Inc. (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data prepared in accordance with U.S. disclosure requirements, including the relevant definitions, legal requirements and standards of the United States Securities and Exchange Commission and the United States Financial Accounting Standards Board (“U.S. Disclosure Requirements”), which consist of the following:

(a)proved oil and gas reserve quantities estimated as at December 31, 2003; and

(b)the related standardized measure of discounted future net cash flows.

The Company’s reserves evaluation staff, including our Internal Qualified Reserves Evaluator who is an employee of the Company, have evaluated the Company’s reserves data. The report of the Internal Qualified Reserves Evaluator accompanies this report.

The Reserves Committee of the Board of Directors has:

(a) reviewed the Company’s procedures for providing information to the Internal Qualified Reserves Evaluator;

(b)met with the Internal Qualified Reserves Evaluator to determine whether any restrictions placed by management affect the ability of the Internal Qualified Reserves Evaluator to report without reservation; and

(c)reviewed the reserves data with management and the Internal Qualified Reserves Evaluator.

The Reserves Committee of the Board of Directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved:

(a)the content and filing with securities regulatory authorities of the reserves data and other oil and gas information contained in the Annual Information Form accompanying this report;

(b) the filing of the report of the Internal Qualified Reserves Evaluator on the reserves data; and

(c)the content and filing of this report.

In our view, the reliability of the internally generated reserves data is not materially less than would be afforded by our involving independent qualified reserves evaluators or independent qualified reserves auditors to evaluate or audit and review the reserves data. The Company is therefore relying on an exemption, which it sought and was granted by securities regulatory authorities, from the requirement under securities legislation to involve independent qualified reserves evaluators or independent qualified reserves auditors.

The primary factors supporting the involvement of independent qualified reserves evaluators or independent qualified reserves auditors apply when (i) their knowledge of, and experience with, a reporting issuer’s reserves data are superior to that of the internal evaluators and (ii) the work of the independent qualified reserves evaluators or independent qualified reserves auditors is significantly less likely to be adversely influenced by self-interest or management of the reporting issuer than the work of internal reserves evaluation staff. In our view, neither of these factors applies in our circumstances.

A N N U A L  I N F O R M A T I O N  F O R M            33

Our view is based in large part on the following. Our reserves data were developed in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook applied in such modified manner as the Company considered necessary to reflect the terminology and standards of the U.S. Disclosure Requirements. Our procedures, records and controls relating to the accumulation of source data and preparation of reserves data by our internal reserves evaluation staff have been established, refined and documented over many years. Our internal reserves evaluation staff includes approximately 90 persons with full-time or part-time responsibility for reserves evaluation with an average of approximately 15 full-time or part-time years of relevant experience in evaluating reserves, of whom 52 are qualified reserves evaluators for purposes of securities regulatory requirements. Our internal reserves evaluation management personnel includes approximately 24 persons with full-time or part-time responsibility for reserves evaluation management with an average of approximately 21 full-time or part-time years of relevant experience in evaluating and managing the evaluation of reserves, 14 of whom were qualified reserves evaluators for purposes of securities regulatory requirements.

Reserves data are estimates only, and are not exact quantities. In addition, the reserves data are based on judgements regarding future events. Accordingly, actual results will vary and the variations may be material.

(Signed)

James W. Buckee

President and Chief Executive Officer

(Signed) T. Nigel D. Hares Executive Vice-President,

Frontier and International Operations

(Signed)

Ronald J. Eckhardt Executive Vice-President,

North American Operations

(Signed)

Charles W. Wilson Director

(Signed) Kevin S. Dunne Director

March 3, 2004

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